EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:         The Tel Aviv Stock Exchange
               The Israeli Securities Authority

Supplementary Report - Class Action - Pelephone

Further to the Company's immediate report of May 24, 2010 and the description in its 2013 periodic report, regarding a class action and certification motion filed with the District Court against the subsidiary, Pelephone Communications Ltd. ("Pelephone") and against 3 additional operators (hereinafter, the "Defendants"), on grounds relating to the non-ionizing radiation levels of cellular devices, the Company hereby provides notification that on July 28, 2014, the Company was notified by Pelephone of a ruling rendered in the file that day and which confirmed the settlement, including notification and testing by Pelephone with respect to the issues forming the subject of the claim, and the sale of earphones to customers at a discounted price for a period of time.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.